LINUX GOLD CORP.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

LINUX GOLD CORP.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited)

November 30, 2007

LINUX GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
(Unaudited)

	November 30,	February 28,
	2007	2007
		(Audited)
ASSETS
Current
Cash and cash equivalents	$4,217	$126,867
Amounts receivable	46,099	57,038
Marketable securities	286,000	208,000
Prepaid expenses and deposits	12,829	29,853
Total Current Assets	$349,145	$421,758

Debt Issue Costs, net of amortization of $nil	–	173,175
Property and Equipment (Note 5)	13,669	16,487
Mineral interests	126,417	126,417

Total Assets	$489,231	$737,837

LIABILITIES
Current
Bank overdraft	$32,467	$–
Accounts payable	147,395	24,886
Accrued liabilities	5,727	176,731
Convertible Debentures, less unamortized discount of $nil (Note 8)	76,421	400,232
Accrued liabilities to related parties (Note 7(a))	30,970	31,875
Due to related parties (Note 7(b))	62,507	439,087
Total Current Liabilities	$355,487	$1,072,811

Commitments (Note 12)

STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock (Note 9)
Authorized:
200,000,000 common shares without par value

Issued:
82,701,824 common shares (2006 – 71,249,099 shares)	14,547,410	12,401,724

Subscriptions receivable	–	(14,600)

Subscriptions received	–	52,277

Donated Capital (Note 7(b))	352,147	348,852

Accumulated Other Comprehensive Loss	(60,000)	(138,000)

Deficit Accumulated from Prior Operations	(7,524,145)	(7,524,145)

Deficit Accumulated During the Exploration Stage	(7,181,668)	(5,461,082)
Total Stockholders’ Equity (Deficit)	$133,744	$(334,974)

Total Liabilities and Stockholders’ Deficit	$489,231	$737,837

Approved by the Directors:

“J. Robertson”	“J. Lorette”
J. Robertson – Director	J. Lorette – Director

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Expressed in Canadian Dollars)
(Unaudited)

	For the Three	For the Three	For the Nine	For the Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	November 30,	November 30,	November 30,	November 30,
	2007	2006	2007	2006

Revenue	$–	$–	$–	$–

General and Administrative Expenses
Amortization of property and
equipment	879	880	2,818	2,325
Amortization of debt issue costs	152,349	10,300	173,175	21,880
Consulting and subcontract	35,101	105,959	96,089	418,995
Filing and regulatory fees	2,988	4,199	19,612	23,631
Foreign exchange	(8,598)	(6,587)	(5,431)	(2,457)
Imputed interest (Note 7(b))	2,345	17,164	3,295	51,599
Interest expense (Note 8)	235,906	403,089	1,041,334	847,741
Management fees (Note 7(a))	7,500	7,500	22,500	22,500
Office, rent and telephone	11,903	18,806	22,209	78,644
Professional fees	9,212	10,835	57,678	70,106
Travel	(911)	15,563	157,760	150,790
Less: Interest income	(48)	(12,563)	(437)	(31,298)
	448,626	578,145	1,590,602	1,657,456

Mineral Interests
Exploration costs (Note 6)	52,144	280,059	105,852	900,186
Acquisition costs (Note 6)	24,132	–	24,132	–
	76,276	280,059	129,984	900,186

Loss before the following:	(524,902)	(858,204)	(1,720,586)	(2,557,642)

Gain on write-off of debt	–	–	–	46,280

Net loss for the period	(524,902)	(858,204)	(1,720,586)	(2,511,362)

Deficit, Beginning of Period	(14,180,911)	(10,865,932)	(12,985,227)	(9,212,774)

Deficit, End of Period	$(14,705,813)	$(11,724,136)	$(14,705,813)	$(11,724,136)

Basic and Diluted Loss Per Share	$(0.01)	$(0.01)	$(0.02)	$(0.04)

Weighted Average Number of Shares
Outstanding	81,208,000	68,930,000	77,335,000	68,598,000

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)
(Unaudited)

	For the Three	For the Three	For the Nine	For the Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	November 30,	November 30,	November 30,	November 30,
	2007	2006	2007	2006

Cash Flows Used In Operating Activities
Net loss for the period	$(524,902)	(858,204)	$(1,720,586)	$(2,511,362)

Adjustments to reconcile net loss to net
cash used in operating activities:
Amortization of property and
equipment	879	880	2,818	2,325
Amortization of debt issue costs	152,349	10,300	173,175	21,880
Interest expense relating to accretion
of convertible debt	276,699	361,381	1,041,334	806,033
Imputed interest	2,345	17,165	3,295	51,600
Stock-based compensation	2,045	54,209	2,045	72,667
	(90,585)	(414,270)	(497,919)	(1,556,858)
Changes in operating assets and liabilities:
Accounts receivable	5,691	(5,423)	10,939	(2,135)
Prepaid expenses	(5,241)	(17,086)	17,024	(11,770)
Accounts payable and accrued
liabilities	(83,056)	(63,006)	(2,019)	(131,091)
Accrued liabilities to related parties	48,369	(29,111)	(377,485)	36,963
	(34,237)	(114,626)	(351,541)	(108,033)

	(124,822)	(528,896)	(849,460)	(1,664,891)

Cash Flows Used In Investing Activities
Purchase of property and equipment	–	(9,456)	–	(9,456)
Purchase of marketable Securities	–	–	–	(250,000)
	–	(9,456)	–	(259,456)

Cash Flows Provided By Financing
Activities
Advances from related parties	–	–	–	–
Debt issue costs paid	–	–	–	(205,242)
Convertible note proceeds received	–	–	–	2,226,250
Repayment of debt	–	(158,122)	–	(158,122)
Proceeds from sale of common stock	94,501	1,421	694,343	75,670
	94,501	(156,701)	694,343	1,938,556

(Decrease) Increase in Cash and Cash
Equivalents	(30,321)	(695,053)	(155,117)	14,209

Foreign exchange effect on cash	–	4,722	–	4,722

Cash and Cash Equivalents, Beginning of
Period	2,071	1,105,311	126,867	396,049

Cash and Cash Equivalents, End of Period	$(28,250)	414,980	$(28,250)	$414,980

SUPPLEMENTAL DISCLOSURES

Interest paid	$–	15,812	$–	$15,812
Income taxes paid	$–	–	$–	$–

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2007
(Stated in Canadian Dollars)
(Unaudited)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company was incorporated February 27, 1979 in Canada under the British Columbia Company Act and was extra-provincially registered in the Province of Alberta on October 12, 1995.

The Company voluntarily de-listed from the Canadian Venture Exchange on December 14, 1999. The Company’s stock currently trades on the Over the Counter Bulletin Board in the United States under the symbol “LNXGF”.

On February 20, 2003, the shareholders approved a change of name to Linux Gold Corp. and increased the authorized share capital to 200,000,000 common shares without par value. The Company had been previously pursuing various business opportunities and, elective March 1, 2003, the Company changed its principal operations to mineral exploration. Accordingly, as of March 1, 2003, the Company is considered an exploration stage company.

2.	INTERIM FINANCIAL STATEMENTS

The interim unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions for Securities and Exchange Commission (“SEC”) Form 10-QSB. They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Therefore, these financial statements should be read in conjunction with the Company’s audited financial statements and notes thereto for the year ended February 28, 2007, included in the Company’s Annual Report on Form 10-KSB filed on July 10, 2007 with the SEC.

The financial statements included herein are unaudited; however, they contain all normal recurring accruals and adjustments that, in the opinion of management, are necessary to present fairly the Company’s financial position at November 30, 2007, and the results of its operations and cash flows for the nine months ended November 30, 2007 and 2006. The results of operations for the nine months ended November 30, 2007 are not necessarily indicative of the results to be expected for future quarters or the full year.

3.	COMPREHENSIVE INCOME (LOSS)

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income (loss) and its components in the financial statements. As at November 30, 2007 and 2006, the Company’s only component of comprehensive income (loss) was unrealized holding gains and losses on available for sale securities.

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	November 30,	November 30,	November 30,	November 30,
	2007	2006	2007	2006

Net loss for the period	$(524,902)	$(858,204)	$(1,720,586)	$(2,511,362)

Other comprehensive income (loss)
Unrealized holding (gain) loss on
investments	91,000	(96,000)	78,000	(114,000)

Comprehensive loss for the period	$(433,902)	$(954,204)	$(1,642,486)	$(2,625,362)

4.	RECENT ACCOUNTING PRONOUNCEMENTS

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on their results of operations, financial position or cash flow.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2007
(Stated in Canadian Dollars)
(Unaudited)

5.	PROPERTY AND EQUIPMENT

	November 30, 2007
		Accumulated	Net Carrying
	Cost	Amortization	Value
Office furniture	$10,864	$2,795	$8,069
Vehicle	15,531	9,931	5,600
	$26,395	$12,726	$13,669

	February 28, 2007
		Accumulated	Net Carrying
	Cost	Amortization	Value
Office furniture	$10,864	$1,453	$9,411
Vehicle	15,531	8,455	7,076
	$26,395	$9,908	$16,487

6.	MINERAL PROPERTIES

	November 30, 2007
	Alaska	China	Total

Acquisition costs:	$24,132	$–	$24,124

Exploration and development costs:
Assaying	6,657	–	6,657
Field supplies and other	8,655	–	8,655
Staking and recording fees	69,442	–	69,442
Geological consulting	17,135	–	17,135
Transportation	3,963	–	3,963

Incurred during the period	$129,984	$–	$129,984

	February 28, 2007
	Alaska	China	Total

Acquisition costs:	$–	$–	$–

Exploration and development costs:
Assaying	130,544	–	130,544
Field supplies and other	609,856	–	609,856
Staking and recording fees	26,357	–	26,357
Geological consulting	105,655	–	105,655
Transportation	202,458	–	202,458

Incurred during the year	$1,074,870	$–	$1,074,870

a)	Alaska Mineral Properties

	i)	Granite Mountain Property: The Company staked total of 284 mining claims located in the State of Alaska.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2007
(Stated in Canadian Dollars)
(Unaudited)

6.	MINERAL PROPERTIES (continued)

ii)

Fish Creek Property: The Company owns a 50% joint venture interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims. During fiscal 2003, the Company optioned its 50% interest in the 30 Fish Creek Claims to Teryl Resources Corp. (“Teryl”) (a related company). Under the terms of the agreement, Teryl issued 200,000 common shares to the Company at a fair value of $80,000 and must expend $500,000 over three years. The Company retained a 5% net royalty interest, until US$2,000,000 has been received, and may convert into a 25% working interest. The Company entered into an amending agreement with Teryl to extend the term of the original agreement until March 7, 2007, in which Teryl issued 100,000 common shares to the Company, and also agreed to expend a minimum of US$500,000 within two years from the date of this amending agreement. All other terms of the original agreement remain the same. On March 5, 2007, the Company entered into a further amending agreement with Teryl to extend the term of the original of the original agreement until March 5, 2009, in which all other terms of the original agreement remain the same.

iii)

Ester Creek Property: On October 18, 2007, the Company acquired an option to purchase a 100% interest in 26 mining claims located in the Fairbanks Mining Division, Alaska, USA, under the following terms and conditions:

	a.	The Company must pay $4,572 (US$ 5,000) non-refundable due diligence fee for a five business day option of the property (paid).

	b.	After the five business day due diligence period, if the Company wishes to pursue the option, it must pay a non-refundable fee of $19,560 (US$20,000) for ninety-day option period (paid).

	c.	During the ninety-day due diligence period, the Company must undertake to drill 1000 feet of preliminary test holes.

	d.	During the ninety-day due diligence period, the Company must grant the vendor stock options to purchase 250,000 shares of the Company that will vest five months thereafter (granted).

e.

The acquisition price is US$10.3 million with the vendor retaining a 3% net smelter interest (“NSR”), to be paid over an eighteen month period with a combination of stock and cash per the following table:

		i)	Option Fees:

Pay US$25,000 to the vendor on the first business day following the ninety-day option period.

Pay US$10,000 to the vendor on the first day of each month thereafter, commencing 30 days after the option is exercised, to retain options rights until such time as US10.3 million acquisition price is paid in full. Payment will commence in the following month after the US$25,000 payment in the paragraph above.

The above payments will not reduce the purchase price, but are an option fee to retain the rights to the property.

		ii)	Acquisition Price:

Payment of combination of US$5.3 million in cash and stock on or before ninety days after the date of signing the ninety-day option.

Payment of combination of US$2.5 million in cash and stock on or before three-hundred and sixty-five days after the date from the signing of the ninety-day option.

Payment of combination of US$2.5 million in cash and stock on or before five-hundred and forty-seven days after the date from the signing of the ninety-day option.

The Company agrees to pay mining claim fees on property (about US$4,095 annually plus any new acquisitions and additions).

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2007
(Stated in Canadian Dollars)
(Unaudited)

6.	MINERAL PROPERTIES (continued)

	iii)	Ester Creek Property: (continued)

		iii)	Retained Rights:

			-	NSR of 3% on all minerals recovered from the property, in perpetuity.

-

20% of the net profits of raw gold and silver recovered by the plant on a daily basis, until such time as the US$10.3 is paid in full. Such gold and silver does not reduce the purchase price, but is in addition to the purchase price to compensate the vendor for the extended payment terms.

			-	Five mile area of interest protection.

-

In the event that this option agreement is not exercised by the Company, the vendor will give 14 days written notice to the Company regarding any default in this agreement, and if not corrected, the terms and conditions of this agreement will be terminated and there shall be no further liabilities of the Company and the vendor.

b)	British Columbia Mineral Properties

	i)	TY Property: The Company acquired the TY Area, TY Grid 2 and 3 (21 units) mineral claims located in the Lillooet Mining Division in British Columbia under the following terms and conditions:

		a.	The Company must pay $30,000 in various stages to December 1, 2004 (paid).

		b.	The Company must issue 150,000 shares as follows: 100,000 upon signing the agreement and receiving regulatory approval (issued), and 50,000 shares upon completion of Phase III (issued).

		c.	The vendor will retain a 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

During the three month period ended February 29, 2004, the Company staked an additional three mineral claims representing 35 units.

	ii)	ORO Property: The Company acquired the ORO (20 units) claim in the Lillooet Mining Division in British Columbia under the following terms and conditions:

		a.	The Company paid $10,000 and issued 100,000 common shares.

		b.	The vendor will retain a 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

During the year ended February 29, 2004, the Company staked an additional mineral claim representing 5 units. The President of the Company is the registered owner of the mineral properties. The Company is entered into a trust agreement stating that these mineral claims are held in trust on behalf of the Company. The Company has re-staked the TY property and acquired additional claims in the same area.

c)	China Mineral Property

On January 20, 2004, the Company acquired an option to purchase 100% of the shares of Ginyen Recovery Inc. Ginyen Recovery Inc. has an 85% interest in a co-operative joint venture with Bo Luo Neo Wang Yuan Gold Mine Company (“BLN Gold”) of Heibei Province, China. BLN Gold holds an operational gold recovery mill; the right and license to operate all existing small mines in the district; the right to explore, develop and produce gold and silver in the district and options to expand to other districts.

To complete the option agreement, the Company must:

i)

pay $55,000 as follows: $10,000 upon regulatory approval (paid); $15,000 upon completion of Phase I; $15,000 upon completion of Phase II; and a minimum of $15,000 annually or 5% of net profits paid quarterly, which ever is greater. The Company is currently in Phase 1.

ii)

issue 200,000 shares as follows: 50,000 upon regulatory approval (issued); 50,000 upon completion of Phase I; 50,000 upon completion of Phase II; and 50,000 upon completion of Phase III. The Company also issued 50,000 common shares as a finders’ fee. The Company is currently in Phase 1.

	iii)	incur production expenses, subject to successful results in each phase, of $500,000 as follows: $160,000 ($114,457 incurred) for Phase I; $130,000 for Phase II; and $210,000 for Phase III.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2007
(Stated in Canadian Dollars)
(Unaudited)

7.	RELATED PARTY TRANSACTIONS

	a)	All related party transactions are in the normal course of business and have been measured at their exchange amounts. The Company incurred the following transactions during the nine-month period:

i)

Pursuant to a management services agreement, the Company accrued management fees of $22,500 (2006 - $22,500), to a company where the President of the Company is a director. This amount is included in accrued liabilities at November 30, 2007.

		ii)	The Company paid a director’s fee of $9,000 (2006 - $9,000) to the President of the Company.

		iii)	Refer to Note 6(a) for a joint venture agreement with a related company.

		iv)	Refer to Note 6(b) for ownership of mineral claims.

v)

At November 30, 2007, the Company is indebted in the amount of $30,970 (February 28, 2007 - $31,875) representing unpaid management fees to a company where the President of the Company is a director. These amounts are non-interest bearing, unsecured and have no specific terms of repayment.

b)

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Imputed interest, at 15%, totalling $3,295 (November 30, 2006 - $51,599) was charged to operations and treated as donated capital. Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

	February 28,	Advances/	November 30,
	2007	(Repayments)	2007

Access Information Services, Inc.	$48,287	$(48,287)	$–
IAS Communications Inc.	(3,151)	3,151	–
Information Highway.com	–	2,000	2,000
JGR Petroleum, Inc.	66,099	(36,624)	29,475
J. Robertson, President and CEO	6,284	6,973	13,257
Rainbow Network	68,610	(68,610)	–
Reg Technologies	(6,840)	6,840	–
REGI U.S., Inc.	(38)	–	(38)
SMR Investments Ltd.	144,867	(144,867)	–
540330 BC Ltd.	114,969	(114,969)	–
Teryl Resources Corp.	–	17,813	17,813

	$439,087	$(376,580)	$62,507

8.	CONVERTIBLE DEBENTURES

The Company completed a private placement financing of US$2,000,000 on May 8, 2006 with several institutional investors consisting of secured convertible discount notes (the “Discount Notes”) with a principal amount of US$2,105,250. The Discount Notes were issued at a discount of 5%, are convertible into common stock at a conversion price of $0.40 per share and matured on November 8, 2007. The Company received proceeds of US$1,500,000 at first closing, and the remaining US$500,000 was received upon the filing of a resale registration statement with the United States Securities and Exchange Commission which was filed on August 9, 2006 and became effective September 1, 2006. The investors received Series A warrants to purchase, in the aggregate, 5,000,000 shares of common stock at $0.50 per share exercisable immediately for a term of five years, and Series B warrants to purchase, in the aggregate, an additional 2,500,000 shares of common stock at $0.52 per share exercisable upon the earlier of one year after the effectiveness of the resale registration statement or ten years. The securities were issued in a private placement transaction pursuant to Section 4(2) of the Securities Act of 1933, as amended. The Company is obligated to file a registration statement registering the resale of shares of the Company's common stock issuable upon conversion of the Discount Notes and exercise of the Warrants. The Company received US$1,815,000 net proceeds from this transaction. The funds were used for continued exploration and development expenses on the Granite Mountain claims and for general working capital purposes. Effective October 1, 2006, the Company is required to redeem 1/15 of the principal amount per month. During the nine-month period ended November 30, 2007, the Company redeemed $1,411,621 (US$1,326,310) of principal paid by the issuance of 7,985,225 common shares.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2007
(Stated in Canadian Dollars)
(Unaudited)

8.	CONVERTIBLE DEBENTURES (Continued)

In accordance with EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, the Company recognized the value of the embedded beneficial conversion feature of $963,670 (US$864,866) as additional paid-in capital as the debt was issued with a fair value conversion feature. In addition, in accordance with EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”, the Company allocated the proceeds of issuance between the convertible debt and the detachable warrants based on their relative fair values. Accordingly, the Company recognized the fair value of the detachable warrants of $1,262,580 (US$1,135,134) as additional paid-in capital. The carrying value of the Discount Notes has been accreted to the face value of the remaining principal, after redemptions, of CDN$76,421.to maturity. During the nine-month period ended November 30, 2007, interest expense of $1,041,334 has been accreted. The carrying value of the Discount Notes at November 30, 2007 is $76,421 (US$77,193), net of redemptions.

9.	COMMON STOCK

a)

On May 31, 2007, the Company issued 2,825,000 common shares pursuant to a private placement at a price of US$0.20 per unit for proceeds of $615,195 (US$565,000) before finders’ fee of $1,697. Each unit consisted of one common share and one-half warrant. One whole warrant entitles the holder to purchase one share at a price of US$0.25 per share in the first year and US$0.30 per share in the second year.

	b)	During the nine-month period ended November 30, 2007, the Company issued 212,500 common shares upon the exercise of stock options for proceeds of $24,020 (US$21,250).

	c)	During the nine-month period ended November 30, 2007, the Company issued 430,000 common shares upon the exercise of warrants for proceeds of $94,502 (US$102,500).

	d)	During the nine-month period ended November 30, 2007, the Company issued 7,985,225 common shares upon the conversion of debentures with a principal amount of $1,411,621 (US$1,326,310).

10.	WARRANTS

A summary of the changes in the Company’s share purchase warrants is presented below:

	November 30, 2007			February 28, 2007
			Weighted		Weighted
			Average		Average
			Exercise		Exercise
	Number		Price	Number	Price

Balance, beginning of period	12,242,529		US$ 0.39	4,811,027	US$ 0.20
Granted	1,412,500		US$ 0.25	7,500,002	US$ 0.50
Exercised	(430,000)		US$ 0.31	(52,500)	US$ 0.25
Forfeited / Expired	(187,250	),	US$ 0.25	(16,000)	US$ 0.08

Balance, end of period	13,037,779		US$ 0.39	12,242,529	US$ 0.39

As at November 30, 2007, the following share purchase warrants were outstanding:

	Exercise	November 30,
	Price	2007

December 6, 2007	$0.20	2,777,777
February 21, 2008	$0.30	1,447,500
May 31, 2008/May 31, 2009	$0.25/$0.30	1,412,500
May 8, 2011/May 8, 2016	$0.50/$0.52	7,400,002

		13,037,779

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2007
(Stated in Canadian Dollars)
(Unaudited)

11.	STOCK OPTIONS

The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees.

The weighted average exercise fair value of stock options exercised during the nine-month period ended November 30, 2007 and 2006 was $0.10 and $0.13, respectively. The Company granted 300,000 stock options during the nine-month period ended November 30, 2007 and recognized $2,045 (2006 – $72,667) as stock- based compensation.

A summary of the Company’s stock option activity is as follows:

		Weighted Average	Aggregate Intrinsic
	Number of Options	Exercise Price	Value
Outstanding at March 1, 2007	3,720,000	US$ 0.22
Granted	300,000	US$ 0.22
Exercised	(212,500)	US$ 0.10
Forfeited/Expired	(245,000)	US$0 18
Outstanding at November 30, 2007	3,562,500	US$ 0.22	$205,125
Exercisable at November 30, 2007	3,275,000	US$ 0.23	$205,125

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nine Month	Nine Month
	Period Ended	Period Ended
	November 30,	November 30,
	2007	2006

Expected dividend yield	0%	N/A
Expected volatility	95%	N/A
Expected life (in years)	2.5	N/A
Risk-free interest rate	3.83%	N/A

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock option.

As at November 30, 2007, the Company had 287,500 non-vested options outstanding, and at February 28, 2007, there were no non-vested options outstanding.

12.	COMMITMENTS

	a)	The Company entered into an option agreement to acquire a mineral property. (See Note 6 (a) (iii))

b)

The Company entered into a consulting agreement dated August 9, 2006 for the provision of financial development services. Under the terms of the agreement, the Company agreed to pay US$1,000 per month plus expenses for a term of two years, and issue stock options for 1,000,000 common shares exercisable at US$ 0.35 per share. The agreement may be terminated by either party before the end of the term by giving a 90-day written notice. During the nine-month period ended November 30, 2007, consulting fees of $9,586 (2006 - $16,714) were incurred.

c)

The Company entered into a lease agreement dated September 7, 2006 for a term of three years commencing November 1, 2006 to October 31, 2009. Under the terms of the agreement, the Company will pay monthly rent of $1,833.33 plus a proportionate share of operating costs. On November 1, 2007 the rent increased to $2,017. The Company shares the rentable area with related parties who reimburse the Company for 2/3 of the total monthly rental fee. The future commitment is as follows:

Fiscal year ending February 29, 2008	$10,477
Fiscal year ending February 28, 2009	$41,906
Fiscal year ending February 28, 2010	$27,937

$80,320

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2007
(Stated in Canadian Dollars)
(Unaudited)

13.	NON-CASH FINANCING AND INVESTING ACTIVITIES

During the nine-month period ended November 30, 2007, the Company issued 7,985,225 common shares upon the conversion of debentures with a principal amount of $1,411,621.

14.	SUBSEQUENT EVENTS

	a)	On December 3, 2007, the Company issued 352,961 common shares upon the conversion of $77,146 (US$77,193) of convertible debt described in Note 8.

b)

On December 3, 2007, the British Columbia Securities Commission (“BCSC”) issued a Cease Trade Order for the Company citing failure to file a technical report and non-compliant disclosure. The BCSC staff found that the technical report filed on February 22, 2006 was not prepared by a qualified person. The BCSC staff also found that our disclosure in the offering memorandum dated April 5, 2007 did not disclose repayment of debt to related parties. On December 31, 2007, Linux Gold Corp. submitted to the BCSC a technical report dated as of March 20, 2007 which had not yet been filed on SEDAR and a revised offering memorandum.